SEC EXEMPTION #82-4245

B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

[redacted]

04012102

Friday, December 19, 2003

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

04 JAN 13 AM 7:21

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Enclosures: Press Release – December 19, 2003

dlw 1/14

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

AMERICAN HOME TREASURES

SEC EXEMPTION #82-4245

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Friday, December 19, 2003

For Immediate Release: Stock Symbol: TSX Venture Exchange:BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES SECOND QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, reports its unaudited consolidated financial and operating results for the second quarter ended November 1, 2003.

Sales for the first six months were $3,875,390 compared to $4,142,183 during the same period last year. Operating earnings were $703,136 ($0.09) compared to $1,102,491 ($0.14 per share) for the same period last year. Earnings before income taxes were $163,536 compared to $452,520 for the same period last year. Net earnings were $144,774 ($0.02 per share) compared to $264,436 ($0.03 per share).

Sales for the second quarter were $2,411,670 compared to $2,304,829 during the same quarter last year. Operating earnings were $478,894 ($0.06 per share) compared to $680,869 ($0.08 per share) for the same period last year. Earnings before income taxes were $277,094 compared to $355,965 for the same period last year. Net earnings were $176,561 ($0.02 per share) compared to $208,219 ($0.03 per share) for the same period last year.

Denis B.E. Donnelly, President and CEO stated, "With an intensified sales effort combined with a recovering U.S. economy, our second quarter sales have exceeded the prior year by approximately 5% even after taking into account this year's negative impact of a significantly stronger Canadian dollar. Approximately 85% of our revenues are received in U.S. dollars. We are continuing our investment in the DVD format and strive to provide the marketplace with an exceptional DVD product."

FINANCIAL HIGHLIGHTS (unaudited)	**Twenty-six Weeks Ended Nov. 1, 2003**	Twenty-six Weeks Ended Nov. 2, 2002	**Thirteen Weeks Ended Nov. 1, 2003**	Thirteen Weeks Ended Nov. 2, 2002
Sales	**$ 3,875,390**	$ 4,142,183	**$ 2,411,670**	$ 2,304,829
Operating earnings (EBITDA)[1]	**703,136**	1,102,491	**478,894**	680,869
Earnings before income taxes	**163,536**	452,520	**277,094**	355,965
Income taxes	**18,762**	188,084	**100,533**	147,746
Net earnings	**144,774**	264,436	**176,561**	208,219
Operating earnings (EBITDA)[1] per share	**$ 0.09**	$ 0.14	**$ 0.06**	$ 0.08
Basic and diluted earnings per share	**0.02**	0.03	**0.02**	0.03

BFS uses operating earnings (EBITDA) to assess the operating performance of its business. Operating earnings (EBITDA) represents earnings before interest, income taxes and amortization. Operating earnings (EBITDA) does not have a standardized meaning prescribed by generally accepted accounting principles and therefore, is unlikely to be comparable to operating earnings (EBITDA) as reported by other publicly traded companies.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home** Treasures video labels, a wide range of entertainment home videos and DVD's for resale to retail and catalogues throughout North America. The company's strategy is to continue to acquire new programming for North America and to expand its distribution channels. The Company is also continuing to look for small companies that can be acquired to fit the current business model.

(SEC Rule 12g exemption #82-4245)

For further information, please contact: John Grzybowski, MBA, CA – Chief Financial Officer
E-mail: ir@bfsent.com Tel (905) 884-2323 Fax (905) 884-8292 Corporate Website: www.bfsent.com